EXHIBIT 32. 1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          In connection with the Annual Report of Optibase Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certifies that to the best of my knowledge:

               1.     The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

               2.     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 17, 2004

/s/ Tom Wyler
Name: Tom Wyler
Title: Chief Executive Officer